Brookfield Global Listed Infrastructure Income Fund Inc.

Brookfield Place, 250 Vesey Street

New York, New York 10281-1023

September 11, 2013

Ms. Anu Dubey

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC  20549

Re:                             Brookfield Global Listed Infrastructure Income Fund Inc. (the “Fund”)
Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2; File No. 333-190510 (the “Registration Statement”)

Dear Ms. Dubey:

Pursuant to Rule 461 under the Securities Act of 1933, the Fund hereby requests acceleration of the effective date of the Registration Statement to 4 p.m., Eastern Time, on Thursday, September 12, 2013 or as soon thereafter as practicable.

All brokers will receive copies of the final prospectus and will have an opportunity to review it before offering the securities to their clients.

Very truly yours,

Brookfield Global Listed Infrastructure Income Fund Inc.

By:	/s/ Jonathan C. Tyras
	Name:	Jonathan C. Tyras
	Title:	Secretary

[UBS Securities LLC Letterhead]

September 11, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Division of Investment Management

Re:                             Brookfield Global Listed Infrastructure Income Fund Inc. (the “Fund”)

Registration Statement on Form N-2

(File Nos. 333-190510 and 811-22570)

Ladies and Gentlemen:

The undersigned, on behalf of the Dealer Manager of the above-captioned issue, hereby joins the Fund in requesting that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective by 4:00 p.m., Eastern Time, on September 12, 2013, or as soon thereafter as practicable.

In connection with the foregoing, please be advised that no preliminary prospectus was prepared for use in the offering.

The undersigned is aware of its statutory responsibilities under the Securities Act of 1933, as amended, the Securities and Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, in connection with the offering to which the Registration Statement relates.

Very truly yours,

UBS SECURITIES LLC

By:	/s/ Todd Reit
Name:	Todd Reit
Title:	Managing Director

By:	/s/ Harris Baltch
Name:	Harris Baltch
Title:	Associate Director